UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Trading in the Class A ordinary shares of JIADE LIMITED (the “Company”) on the Nasdaq Capital Market was halted on June 4, 2026, by The Nasdaq Stock Market LLC (“Nasdaq”) under halt code “T12 — Additional Information Requested by Nasdaq,” pending the Company’s response to information requests issued by the Nasdaq Listing Qualifications Department (the “Staff”) under Nasdaq Listing Rule 5250(a). The Staff’s inquiries related principally to recent trading activity in the Company’s Class A ordinary shares, the Company’s shelf takedown registered direct offering completed in two tranches on May 7, 2026, and June 1, 2026, respectively, the Company’s 10-for-1 share consolidation and 25-for-1 share consolidation effected on June 1, 2026, and on March 23, 2026, respectively, the Company’s 2025 registered follow-on offering completed in December 2025, and certain prior financing transactions.

The Company submitted written responses to the Staff on June 10, 2026, June 17, 2026, and July 2, 2026, together with supplemental materials and supporting documentation. Following its review of the Company’s responses and supplemental information, the Staff has advised the Company that it has no further questions at this time. Nasdaq has further advised the Company that the trading halt will be lifted and that trading in the Company’s Class A ordinary shares is expected to resume at 12:00 p.m. (Eastern Time) on July 31, 2026.

The Company confirms that it is not aware of any material non-public information regarding the Company, its business, financial condition, or operations that would account for the recent increase in trading activity in its securities. The Company’s business operations continue in the ordinary course, and there have been no undisclosed corporate developments, transactions, or events that management believes would explain the recent price or volume movements. As of July 30, 2026, the Company had 5,137,303 Class A ordinary shares and 294,209 Class B ordinary shares issued and outstanding.

On July 30, 2026, the Company issued a press release regarding the resumption of trading and the matters described above. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated by reference into this Report.

Exhibits

Exhibit No.	Description
99.1	Press Release of JIADE LIMITED, dated July 30, 2026, titled “JIADE LIMITED Announces Resumption of Trading on Nasdaq.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: July 30, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Co-Chief Executive Officer

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